June 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brigette Lippmann

Re:	Jaws Juggernaut Acquisition Corporation

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253076

Dear Ms. Lippmann:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Jaws Juggernaut Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 17, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated June 9, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

As representative of the several underwriters

[Signature Page to Underwriters Acceleration Request Letter]